Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended		Six Months Ended		Fiscal Year
	May 31, 2005	May 31, 2004(1)	May 31, 2005	May 31, 2004(1)	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes (2)	$1,390	$1,803	$3,479	$3,716	$6,685	$5,805	$4,738	$5,678	$8,551
Add: Fixed charges, net	5,643	2,993	10,386	6,009	15,024	13,019	12,884	20,883	18,300

Income before income taxes and fixed charges, net	$7,033	$4,796	$13,865	$9,725	$21,709	$18,824	$17,622	$26,561	$26,851

Fixed Charges:
Total interest expense	$5,597	$2,950	$10,257	$5,922	$14,859	$12,856	$12,710	$20,746	$18,152
Interest factor in rents	46	43	129	87	164	163	173	162	154
Dividends on preferred securities subject to mandatory redemption	—	—	—	45	45	154	87	50	28

Total fixed charges	$5,643	$2,993	$10,386	$6,054	$15,068	$13,173	$12,970	$20,958	$18,334

Ratio of earnings to fixed charges	1.2	1.6	1.3	1.6	1.4	1.4	1.4	1.3	1.5

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
Income before income taxes (2)	$1,390	$1,803	$3,479	$3,716	$6,685	$5,805	$4,738	$5,678	$8,551
Add: Fixed charges, net	5,643	2,993	10,386	6,009	15,024	13,019	12,884	20,883	18,300

Income before income taxes and fixed charges, net	$7,033	$4,796	$13,865	$9,725	$21,709	$18,824	$17,622	$26,561	$26,851

Fixed Charges:
Total interest expense	$5,597	$2,950	$10,257	$5,922	$14,859	$12,856	$12,710	$20,746	$18,152
Interest factor in rents	46	43	129	87	164	163	173	162	154
Dividends on preferred securities subject to mandatory redemption	—	—	—	45	45	154	87	50	28
Preferred stock dividends	—	—	—	—	—	—	—	50	56

Total fixed charges and preferred stock dividends	$5,643	$2,993	$10,386	$6,054	$15,068	$13,173	$12,970	$21,008	$18,390

Ratio of earnings to fixed charges and preferred stock dividends	1.2	1.6	1.3	1.6	1.4	1.4	1.4	1.3	1.5

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	Income before income taxes does not include losses from unconsolidated investees, dividends on preferred securities subject to mandatory redemption, (loss)/gain on discontinued operations and cumulative effect of accounting change.

“Earnings” consist of income before losses from unconsolidated investees, income taxes, (loss)/gain on discontinued operations, cumulative effect of accounting change and fixed charges, less dividends on preferred securities subject to mandatory redemption. “Fixed charges” consist of interest cost, including interest on deposits, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.